UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2007

_______________________

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated April 2, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED By: /s/ Mark Du Name: Mark Du Title: Chief Financial Officer

Dated:  April 2, 2007

Exhibit No	Description

1.	Press release dated April 2, 2007.

Exhibit 1

April 2, 2007
Englewood Cliffs, New Jersey
Company Contact: Mr. Mark Du
Telephone: (201) 227-0680

Jinpan International Limited Releases Initial Sales and Net Income
Forecasts for 2007

Englewood Cliffs, NJ, April 2, 2007- Jinpan International Limited (JST), (the premier manufacturer of cast coil transformers in China), announced today its initial sales growth and net income forecasts for 2007.

The Company expects to continue its trend of 40% to 45% annual sales growth in 2007, with net income estimated to increase at a rate of 55% to 60% during the same period.

Commenting on the current market, Mr. Li, CEO of Jinpan International stated, “Prices for copper and transformer steel materials are now stable, but we will continue to monitor raw material pricing and other costs to determine if any action is needed.

Mr. Li added, “On other fronts, since we received UL recognition on January 26, 2007, the company’s US operations have experienced a significant increase in sales activity. In addition, we have received design and renderings approval for our facility at Wuhan, and construction is scheduled to begin on April 15, 2007. We expect the Wuhan facility to begin production at the outset of 2008.”

About Jinpan International Limited
As the premier manufacturer and design of cast coil transformers in China, we plan to become a more global company by gaining market shares in the other regions of the world. In addition, we are looking for areas to provide a more complete package to our customers. We are looking to realizing our goals and to continue delivering the greatest value to our customers.

The information in this announcement may include forward-looking statements. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, are forward-looking statements. These statements are subject to risks and uncertainties, which could cause actual results and developments to differ materially from these statements. A complete discussion of these risks and uncertainties is contained in the Company’s reports and documents filed from time to time with the Securities and Exchange Commission.